Exhibit 12
                   AMERICAN AIRLINES, INC.
      Computation of Ratio of Earnings to Fixed Charges
                        (in millions)

<Captions>
                                    Three Months Ended    Nine Months Ended
                                      September 30,         September 30,
                                     2002     2001         2002     2001
Earnings:
Loss before income taxes and
 cumulative effect of accounting
 change                             $(1,336)  $(525)     $(2,856)   $(1,281)

 Add: Total fixed charges
      (per below)                       385     379        1,156      1,045

 Less:  Interest capitalized             21      35           62        109
  Total loss before income taxes
   and cumulative effect of
   accounting change                $  (972)  $(181)     $(1,762)   $  (345)

Fixed charges:
 Interest, including interest
  capitalized                       $   129   $  96      $   379    $   286

 Portion of rental expense
 representative of the interest
 factor                                 254     281          773        756

 Amortization of debt expense             2       2            4          3
  Total fixed charges               $   385   $ 379      $ 1,156    $ 1,045

Coverage deficiency                 $ 1,357   $ 560      $ 2,918    $ 1,390

Note:    In  April 2001, the Board of Directors of  American
   approved the guarantee by American of AMR's existing debt obligations. As of September 30, 2002, this guarantee covered approximately $634 million of unsecured debt and approximately $573 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.